UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

______________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of December, 2009

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street
Xicheng District, Beijing 100032
People’s Republic of China
(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ☐  No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. ANNOUNCES ANNUAL GENERAL MEETING RESULTS

BEIJING, CHINA, December 17, 2009 — China Mass Media Corp. (NYSE: CMM) (the “Company”), a leading television advertising company in China, announced the results of the Company’s annual general meeting of shareholders, which was held in Beijing on December 10, 2009.

At the meeting, shareholders approved the election of Mr. Kun Allen Chien and Mr. Yong Chen to serve on the board of directors of the Company.  In addition, shareholders approved the increase of the Company’s authorized share capital from US$1,000,000 divided into 1,000,000,000 shares of a par value of US$0.001 each to US$3,000,000 divided into 3,000,000,000 shares of a par value of US$0.001 each.  The Company’s memorandum and articles of associations were also amended to reflect the increase of the authorized share capital.

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.  The Company currently offers advertising time slots on CCTV Channels 1, 2, 4, E and F.  CCTV is the largest television network in China.  Since 2003, the Company has produced over 300 advertisements and has won a number of prestigious awards in China.

For further information, contact:

China Mass Media Corp.
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

or

Christensen
Hong Kong:	United States:
Roger Hu, +852 2117 0861	Linda Bergkamp, +1-480-614-3004
rhu@ChristensenIR.com	lbergkamp@christensenIR.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date: December 17, 2009	By:	/s/ Shengcheng Wang
Name: Shengcheng Wang
Title: Chairman and Chief Executive Officer